Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports Fourth Quarter and Calendar 2014 Results

TEL AVIV, ISRAEL – February 10, 2015 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year ended December 31, 2014.

Anat Cohen-Dayag, PhD, President and CEO of Compugen, stated, “A number of achievements last year resulted in a significant increase in our corporate strength and confidence. In particular, the promising data of our early stage immuno-oncology candidates, the achievement of two milestones in our joint preclinical work under the Bayer collaboration, the substantial increase in our throughput capabilities and expertise, and the availability of substantial additional capital, have allowed us to begin 2015 with much greater opportunities for accelerated growth. Also, we selected two potentially first-in-class immuno-oncology programs, CGEN-15027 and CGEN-15049, for internal advancement towards future clinical trials. Both programs are currently advancing in parallel at our South San Francisco site toward the selection of lead clinical antibodies.”

Dr. Cohen-Dayag continued, “Looking forward to the remainder of 2015, our primary objective, with our sharply increased resources and capabilities, is to aggressively advance in parallel a number of our early stage immuno-oncology candidates, with a focus on CGEN-15027 and CGEN-15049. While doing so, we continue to evaluate with potential partners various forms of high-value collaborations, certain of which are now possible for us to consider due to the progress we made during 2014 and our increased financial resources. In addition, we intend to further advance selected antibody drug conjugate programs, apply our biomarker discovery capabilities to selected checkpoints, continue to meet our commitments under our existing collaborations, and extend and enhance our unique predictive discovery capabilities.”

Revenues for the fourth quarter of 2014 were $6.6 million, compared with $1.8 million in the comparable period of 2013. Net loss for the fourth quarter of 2014 was $1.5 million, or $0.03 per diluted share, compared with a net loss of $2.9 million, or $0.09 per diluted share, in the comparable period of 2013.

Revenues for the year ended December 31, 2014 were $12.4 million, compared with $3.5 million in the comparable period of 2013. The increase in revenues is attributable to the milestone payments in the amount of $7.2 million and the relevant portion of the non-refundable upfront payment, both relating to the August 2013 collaboration and license agreement with Bayer HealthCare. Net loss for the year ended December 31, 2014 was $11.1 million, or $0.23 per diluted share, compared with a net loss of $14.1 million or $0.36 per diluted share in the same period of 2013.

As of December 31, 2014, cash, cash related accounts, short-term and long-term bank deposits totaled $107.7 million, compared with $46.8 million at December 31, 2013. This increase resulted primarily from net proceeds of $67.0 million from the Company's underwritten public offering of ordinary shares completed in March 2014.

Conference Call and Webcast Information Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and yearend 2014 results today, February 10, 2015 at 10:00 a.m. ET. To access the conference call, please dial 1-888-668-9141 from the US, or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5904 internationally. The replay will be available through February 12, 2015.

(Tables to follow)

About Compugen
Compugen is a leading drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then advanced in its Pipeline Program. The discovery and development of monoclonal antibody therapeutic candidates against selected Compugen-discovered novel target candidates is performed by Compugen’s wholly-owned U.S. subsidiary located in South San Francisco. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. For additional information, please visit Compugen's corporate website at http://www.cgen.com/.

Forward-Looking Statement Disclaimer
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events and include statements related to the potential availability of various forms of high-value collaborations, and Compugen’s intentions to advance selected drug antibody conjugate programs, apply its biomarker discovery capabilities, continue to meet commitments under existing collaborations, and extend and enhance its unique predictive discovery capabilities. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the inability to reach mutually agreeable terms and conditions with respect to potential new collaborations; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements.

These and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Revenues	6,552	1,775	12,367	3,549
Cost of revenues	987	810	3,344	2,509
Gross profit	5,565	965	9,023	1,040

Operating expenses
Research and development expenses, net	4,848	3,257	15,074	12,275
Marketing and business development expenses	400	195	838	962
General and administrative expenses	1,432	1,471	5,448	4,846
Total operating expenses *	6,680	4,923	21,360	18,083

Operating loss	(1,115)	(3,958)	(12,337)	(17,043)
Financing and other income (loss), net **	(67)	1,375	1,603	3,460
Net loss before taxes	(1,182)	(2,583)	(10,734)	(13,583)
Taxes on income	300	345	360	500
Net loss	(1,482)	(2,928)	(11,094)	(14,083)

Basic net loss per ordinary share	(0.03)	(0.07)	(0.23)	(0.36)
Weighted average number of Ordinary shares used in computing basic net loss per share	50,144,787	40,802,976	47,808,855	38,869,438
Diluted net loss per ordinary share	(0.03)	(0.09)	(0.23)	(0.36)
Weighted average number of Ordinary shares used in computing diluted net loss per share	50,144,787	42,738,997	47,808,855	38,869,438

* Includes non-cash stock based compensation.
** Includes non-cash income (expenses) related to the Baize research and development funding arrangement.

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	December 31, 2014	December 31, 2013

ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	$72,643	$46,766
Investment in Evogene	1,054	4,565
Other accounts receivable and prepaid expenses	1,260	1,885
Total current assets	74,957	53,216

Non-current investments
Severance pay fund	2,024	2,129
Total non-current investments	2,024	2,129

Non-current prepaid expenses	108	158

Long-term bank deposits	35,026	-

Property and equipment, net	2,730	1,208
Total assets	$114,845	$56,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	$4,379	$2,421
Research and development funding arrangement	421	-
Deferred revenues	1,789	5,318
Total current liabilities	6,589	7,739

Non-current liabilities
Research and development funding arrangement	-	13,189
Deferred revenues	-	1,454
Accrued severance pay	2,281	2,441
Total non-current liabilities	2,281	17,084

Total shareholders’ equity	105,975	31,888
Total liabilities and shareholders’ equity	$114,845	$56,711